UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*


                         CREDIT ACCEPTANCE CORPORATION
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  225310-10-1
                                (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G


 1  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Donald A. Foss Revocable Living Trust dated January 26, 1984,
    Donald A. Foss Trustee

 2  Check The Appropriate Box If A Member Of A Group*      (a) [  ]
                                                           (b) [  ]

 3  SEC Use Only

 4  Citizenship or Place of Organization
    Michigan

 5  Sole Voting Power:  24,037,100

 6  Shared Voting Power: -0-

 7  Sole Dispositive Power:  24,037,100

 8  Shared Dispositive Power:  -0-

 9  Aggregate Amount Beneficially Owned By Each Reporting Person: 24,037,100

10  Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*
      [  ]

11  Percent Of Class Represented By Amount In Row (9):  52.1%

12  Type Of Reporting Person*
      OO

                    * SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13G

Item 1(a)   Name of Issuer:
            CREDIT ACCEPTANCE CORPORATION (the "Company")

Item 1(b)   Address of Issuer's Principal Executive Offices:
            25505 West Twelve Mile Road
            Suite 3000
            Southfield, Michigan 48034-8339

Item 2(a)   Name of Person Filing:
            Donald A. Foss Revocable Living Trust dated January 26, 1984, Donald A. Foss Trustee

Item 2(b)   Address of Principal Business Office:
            25505 West Twelve Mile Road
            Suite 3000
            Southfield, Michigan 48034-8339

Item 2(c)   Citizenship:
            Michigan

Item 2(d)   Title of Class of Securities:
            Common Stock

Item 2(e)   CUSIP No.: 225310-10-1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
            Not applicable.

Item 4.     Ownership
            (a) Amount Beneficially Owned: 24,037,100
            (b) Percent of Class: 52.1%
            (c) Number of shares as to which such person has:
                (i)   sole power to vote or to direct the vote: 23,924,600
                (ii)  shared power to vote or to direct the vote: 0
                (iii) sole power to dispose or to direct the disposition
                      of: 23,924,600
                (iv) shared power to dispose or to direct the disposition of: 0


Item 5.  Ownership of Five Percent or Less of a Class
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By Parent
         Not applicable.

Item 8.  Identification and Classification of Members of the Group
         Not applicable.

Item 9.  Notice of Dissolution of Group
         Not applicable.

Item 10. Certification
         Not applicable.


                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 11, 1998


/S/ Donald A. Foss
------------------------
Signature


Donald A. Foss, Trustee
------------------------
Name/Title